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                            November 18, 2020

       Thomas Amell
       Chief Executive Officer
       Pioneer Bancorp, Inc.
       652 Albany Shaker Road
       Albany, New York 12211

                                                        Re: Pioneer Bancorp,
Inc.
                                                            Form 10-Q filed May
14, 2020
                                                            Response Dated
September 29, 2020
                                                            File No. 001-38991

       Dear Mr. Amell:

               We have reviewed your September 29, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 14, 2020 letter.

       March 31, 2020 Form 10-Q

       Potentially Fraudulent Activity, page 44

   1.                                                   Please refer to comment
3. We have reviewed the information provided in your response, and would object to
your conclusion that the identified fraud was a nonrecognized subsequent event under
ASC Topic 855. In light of this conclusion, please tell us how you considered this
determination in measuring your allowance for loan losses as of June
                                                        30, 2019 and September
30, 2019.
 Thomas Amell
Pioneer Bancorp, Inc.
November 18, 2020
Page 2

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 with any questions.



                                                        Sincerely,
FirstName LastNameThomas Amell
                                                        Division of Corporation
Finance
Comapany NamePioneer Bancorp, Inc.
                                                        Office of Finance
November 18, 2020 Page 2
cc:       Patrick J. Hughes - Chief Financial Officer
FirstName LastName